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    November 19, 2002

Contact: Mr Steve Bott, Group Treasurer, Telephone 011 44 20 7331 3546



                EDF London Capital, L.P. to Redeem Its 8 5/8%
          Cumulative Quarterly Income Preferred Securities Series A

London, UK -- EDF London Capital, L.P. a limited partnership formed under the laws of the State of Delaware (the "Issuer"), will redeem on December
20, 2002, all of its 12,000,000 outstanding 8 5/8% Cumulative Quarterly Income Preferred Securities with no stated maturity, Series A ("QUIPs"). The redemption price will be $25.00 per share plus accrued distributions. The QUIPs are listed and traded on The New York Stock Exchange under the symbol ELOPrA, CUSIP number 268316205. The trustee for the QUIPs is The Bank of New York, 101
Barclay Street, New York, New York 10286, Attn: Robert Massimillo.

Under the Trust Indenture pursuant to which the QUIPs were issued on November 19, 1997, the Issuer is required to redeem the QUIPs upon the repayment of a like amount of certain Junior Subordinated Deferrable Interest Debentures (the "Debentures") issued by London Electricity Group Holdings plc ("LE Group") and beneficially owned by the Issuer. LE Group has given the trustee for the Debentures notice that the Debentures will be repaid in full on December 20, 2002, at par plus accrued and unpaid interest through the date of repayment.

The QUIPs are in book-entry form only, and beneficial interests therein are maintained only through accounts of financial institutions (i.e., banks and securities brokers) which in turn have accounts with The Depository Trust Company. Holders of beneficial interests in the QUIPs should contact the financial institution through which they own their beneficial interest in the QUIPs to learn how and when they will be credited with their share of the proceeds of the redemption of the QUIPs.

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